Exhibit (a)(1)(D)

June 27, 2008:

Dear Employee:

As Lavi’s earlier e-mail summarizes, you have the opportunity to participate in an option exchange program. This letter contains important information relevant to your decision to participate in the option exchange program. We have also attached the following important documents to this e-mail: Letter of Transmittal and Election to Tender Eligible Options

Please review this letter and the documents covering all areas of the exchange carefully for detailed information about the option exchange program. These documents are located on the Credence Systems Corporation intranet home page at the link: 2008 Option Exchange.

In essence, the option exchange program gives you the opportunity to exchange some or all of your currently outstanding option grants with exercise prices equal to or greater than $3.96 per share for a new option grant covering a new number of shares based on the exchange ratio, with an exercise price equal to the fair market value per share of our common stock as of the new grant date. This means that if you have more than one option grant with an exercise price equal to or greater than $3.96, you may choose, on a grant-by-grant basis, which options you would like to exchange. Vesting of the new options you will receive, should you elect to participate in the option exchange program, will depend on the vested status of the tendered options as of the new option grant date.

The option summary attached to this Letter of Transmittal as Annex A provides details of your eligible stock option grants (i.e., option grants with exercise prices of $3.96 or higher) Credence prepared the option details shown in the attached option summary based on information in our files. Please review the attached summary carefully. If you believe any of the information is incorrect or if you have questions, please contact Stock Administration at stock_administrator@credence.com or by telephone at (409) 635-3750.

Please note that the tax consequences of participating in the exchange program are complex and will vary based upon where you live and work. A summary of some of these important tax consequences is contained in Schedules A – H to the exchange offer document. These documents are located on the Credence Systems Corporation intranet home page at the link: 2008 Option Exchange. Please review this tax information carefully and consult with any tax advisors you deem appropriate.

If you would like to participate in the option exchange program:

•	The offer to exchange your eligible options in the option exchange program will remain open until July 28, 2008

•	In the meantime, take the time to carefully read the exchange documents and examine your eligible option grants.

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We will be holding a series of informational conference calls for our employees throughout the world to further explain this program, including the local nuances that may apply, and to answer your questions. A schedule of these conference calls will be forwarded under separate cover. Please take the time to attend one of these conference calls to better understand the option exchange program and have any questions about the option exchange program answered

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If you decide that you would like to participate and exchange one or more of your eligible option grants in the option exchange program, fill out the attached Letter of Transmittal and Election to Tender Eligible Options

•	If you decide that you do NOT want to participate, NO action is required at any time.

After reviewing this letter, the exchange documents located on the Credence Systems Corporation intranet home page at the link: 2008 Option Exchange and the attached documents, if you have questions about the option exchange program, please contact Stock Administration at stock_administrator@credence.com or by telephone at (408) 635-3750. Also, please keep in mind that we will be holding a series of informational conference calls.

Please note that participation in the option exchange program is voluntary. We make no recommendation as to whether you should elect to exchange your existing options. You must make your own decision regarding participation in the option exchange program.

Sincerely,

Carol Rose, Sr. Manager, Stock Administration